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                                                                    EXHIBIT 99.3

              HOLLINGER INC., CONTROLLING SHAREHOLDER OF HOLLINGER
                   INTERNATIONAL INC., DELIVERS ITS CONSENT TO
             CHANGES TO HOLLINGER INTERNATIONAL'S CORPORATE BY-LAWS

     Will Ensure that Hollinger International Board Properly Considers, With Adequate Information And Notice, All Major Actions Affecting Hollinger
                       International And Its Shareholders

                  Changes Will Not Diminish or Limit Powers of
                    Hollinger International Special Committee

Toronto, Canada, January 23, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that as the controlling shareholders of Hollinger International Inc. ("Hollinger International"), it and its indirect wholly-owned subsidiary, 504468 N.B. Inc., have executed and delivered to Hollinger International a written consent adopting certain changes to Hollinger International's corporate by-laws.

These changes to the corporate by-laws were adopted unanimously by the Hollinger Inc. Board of Directors and delivered today to Hollinger International's corporate offices.

The by-law changes are intended to ensure that all of the directors of Hollinger International have a meaningful opportunity to consider, with appropriate notice and adequate information, all important actions and proposals affecting the company. The by-law changes include requirements that the full Board of Hollinger International consider major issues before the company. The changes do not diminish or limit, in any way, the mandate or powers of the Special Committee of the Hollinger International Board of Directors (the "Special Committee") or any actions previously taken by the Special Committee.

Peter White, Co-Chief Operating Officer of Hollinger Inc., said, "These steps will ensure that the Board of Hollinger International puts the interests of all of its shareholders first in whatever actions it takes. Hollinger International has said it is reviewing the implications for the company of the tender offer proposed by Press Holdings International for Hollinger Inc. shares. These by-law changes will promote full and fair consideration by all Hollinger International directors of the proposed offer and any other major matters that may come before its Board."

Specifically, these amendments to the by-laws will ensure the following:

     o Written notice of any meeting of the Hollinger International Board of Directors must be given at least seven days before the meeting.

     o Any notice of a special meeting of the Board must include a statement of all business to be conducted at the meeting.
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     o    Committees must provide directors at least 24 hours' written notice of the committee meetings.

     o Committees, other than the Special Committee, must provide a report of the substance of all actions they take at their meetings to the full Board within five days of their meetings.

     o The presence of at least 80% of the directors is required to have a quorum at a meeting of the Board for the transaction of most business.

     o A quorum of all of the directors holding office is required for the Board to take action on certain "Special Board Matters" which include, among other things, changing the number of directors or filling any vacancy on the Board; approving a merger or a sale of all or substantially all of the assets of the company; approving a sale of assets having a value of more than US$1 million; and amending or repealing any by-law of the company.

     o The unanimous assent of all directors is required for the approval of any Special Board Matter.

     o The Audit Committee and the Special Committee will remain in place, with all of their current powers and authority. All other committees of the Board are dissolved. New committees may be established only by a unanimous vote of the Board at a meeting at which all directors are present.

Hollinger Inc.'s principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:                                 For more information:

Jim Badenhausen                                Peter G. White
212-484-7205                                   416-363-8721